Marvell Technology, Inc.

1000 N. West Street, Suite 1200

Wilmington, Delaware 19801

(302) 295-4840

September 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E. Washington, DC 20549

Attn: Gregory Herbers

Re:	Marvell Technology, Inc.
Registration Statement on Form S-3 (File No. 333-259141)
Filed August 27, 2021

Hello:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Marvell Technology, Inc. hereby respectfully requests that the effectiveness of its Registration Statement on Form S-3 (File No. 333-259141) be accelerated so that the Registration Statement will become effective at 4:30 p.m. Eastern Time, on September 7, 2021, or as soon thereafter as practicable.

Very truly yours,

Marvell Technology, Inc.

/s/ Mitchell Gaynor

Mitchell Gaynor

Chief Administration and Legal Officer and Secretary

cc:	Stewart McDowell, Gibson, Dunn & Crutcher LLP